ANDERSON MŌRI & TOMOTSUNE

IZUMI GARDEN TOWER
6-1, ROPPONGI 1-CHOME, MINATO-KU
TOKYO 106-6036, JAPAN

TEL: (03) 6888-1000
http://www.andersonmoritomotsune.com

BEIJING OFFICE
BEIJING FORTUNE BUILDING, ROOM 709
NO. 5, DONG SAN HUAN BEI LU
CHAO YANG QU, BEIJING 100004
PEOPLE'S REPUBLIC OF CHINA
TEL: 86 (10) 6590-9060
FAX: 86 (10) 6590-9062

05010405

File No. 82-34673
June 20, 2005

SUPPL

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

PROCESSED
AUG 12 2005
THOMSON
FINANCIAL

Nomura Research Institute, Ltd. - 12g3-2(b) Exemption

Ladies and Gentlemen:

In connection with the exemption of Nomura Research Institute, Ltd. (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Quarterly Business Report for the Third Quarter of Fiscal Year 2004;

2. Annual Report Release for the Fiscal Year ended March 31, 2005 (Consolidated), dated April 27, 2005;

3. Outline of Non-Consolidated Financial Statement for the Fiscal Year ended March 31, 2005, dated April 27, 2005;

4. FY March 2005 Financial Results dated April 27, 2005;

5. Written Oath Regarding Timely Disclosure dated February 28, 2005;

6. Corporate Structure and Procedures with regards to Timely Disclosure of Corporate Information (Document attached to Written Oath Regarding Timely Disclosure) dated February 28, 2005;

7. Press release dated March 18, 2005 and entitled "Notice Concerning Modification of Organization and Changes in Corporate Vice Presidents";

8. Press release dated April 1, 2005 and entitled "Notice Concerning Change in Principal Shareholder";

9. Press release dated April 27, 2005 and entitled "Notice Concerning Purchase of Treasury Stock";

10. Press release dated April 27, 2005 and entitled "Notice Concerning Stock Options (Stock Acquisition Rights)";

11. Press release dated May 12, 2005 and entitled "Notice Concerning the Result of Purchase of Treasury Stock";

12. Press release dated May 19, 2005 and entitled "Notice Concerning Details, etc. of Issuance of Stock Options (Stock Acquisition Rights)"; and

13. Brief Description of Japanese Language Documents.

If you have any questions or requests for additional information, please do not hesitate to contact Akiko Kimura or Hironori Shibata of Anderson Mori & Tomotsune, Japanese counsels to the Company, with offices at Izumi Garden Tower, 6-1, Roppongi 1-chome, Minato-ku, Tokyo 106-6036, Japan (telephone +813-6888-1182, facsimile +813-6888-3182).

Very truly yours,

Hironori Shibata

Enclosure

File No. 82-34673

For Fiscal Year 2004

QUARTERLY BUSINESS REPORT
FOR THE THIRD QUARTER

April 1, 2004 through December 31, 2004

NOMURA RESEARCH INSTITUTE, LTD.

[Summary Translation]

TO OUR SHAREHOLDERS

The greeting of Akihisa Fujinuma, President, CEO & COO of the Company, is included.

RECENT TOPICS

Several corporate events and achievements of the Company are highlighted, including:

- commencement of the offering of "Sitar", a legacy system migration solution (announced on December 10, 2004);
- the Company chosen by the research analysts as one of the excellent companies in corporate disclosure for the second consecutive year (announced on October 12, 2004);
- implementation of a model project on wireless LANs at Hyatt Regency Osaka (announced on October 6, 2004);
- "THE STAR", the Company's back-office system for securities companies, awarded by the Committee for the Promotion of Informatization for the year 2004 for its contribution to the advancement of securities business (announced on October 1, 2004); and
- operation of "e-JIBAI", a jointly-developed system for automobile liability insurance, for 11 nonlife insurance companies (commenced in October 2004).

OUTLINE OF OPERATIONS (Consolidated)

Financial Highlights (Consolidated)

(100 Millions of yen, except for per share data)

	For the nine months ended December 31, 2003	For the nine months ended December 31, 2004	For fiscal year 2003 (April 1, 2003 through March 31, 2004)
Sales	1,677	1,806	2,380
System Solution Services	1,362	1,516	1,950
Consulting/Knowledge Services	315	289	430
Operating Profit	189	201	280
Current Profit	193	207	292
Net Profit	126	118	182
Total Assets	2,955	3,058	3,267
Net Assets (shareholders' equity)	2,148	2,297	2,293
EPS (Net Profit per Share) (yen)	281	263	399

Results of Operation for the Third Quarter of Fiscal Year 2004

The general economic conditions in Japan and in the information service industry and the results of operations of the Company for the third quarter are mentioned.

Significant trends included:

- Total sales increased by 7.6% to 180.6 billion yen.
- Operating profit increased by 6.3% to 20.1 billion yen.
- Current profit increased by 7.0% to 20.7 billion yen.
- Net profit for the current period decreased by 6.6% to 11.8 billion yen.

Change in sales and operating profit is shown in the form of graph.

Forecast of Results of Operation and Dividends for the Fiscal Year 2004

Sales, operating profit, current profit and net profit for fiscal year 2004 are expected to be 250.0 billion yen, 30.0 billion yen, 30.3 billion yen and 15.5 billion yen, respectively. Dividends are expected to be 80 yen per share.

Outline of Results of Operation by Business Segments

System Solution Services

Sales of the System Solution Services increased by 11.3% to 151.6 billion yen. Operating profit of the System Solution Services increased by 7.7% to 16.0 billion yen.

Consulting/Knowledge Services

Sales of the Consulting/Knowledge Services decreased by 8.1% to 28.9 billion yen. Operating profit of the Consulting/Knowledge Services increased by 1.5% to 4.0 billion yen.

Changes in business results, breakdown of sales and sales by business segments are shown in the form of graphs.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheet (Unaudited)

	(Millions of yen)		
	Nine months ended December 31, 2003 (As of December 31, 2003)	Nine months ended December 31, 2004 (As of December 31, 2004)	Previous Period (As of March 31, 2004)
Assets			
Current assets:			
Cash and deposits	17,357	22,494	17,085
Notes receivable / Accounts receivable	20,259	23,350	32,441
Securities	75,526	35,745	79,726
Others	27,869	35,805	24,998
Total current assets	141,013	117,395	154,252
Fixed assets:			
Tangible fixed assets:			
Buildings and structures	11,613	16,495	16,805
Machinery and equipment	5,547	5,615	5,082
Tools, furniture and fixtures	4,832	5,898	4,916
Land	7,635	9,256	9,856
Total tangible fixed assets	29,629	37,266	36,661
Intangible fixed assets	36,421	29,748	32,505
Investment and others:			
Investment securities	72,338	104,350	86,170
Shares of related companies	2,226	2,084	2,325
Long-term guarantee money paid	9,613	10,041	9,621
Others	4,297	4,952	5,262
Total investment and others	88,475	121,428	103,380
Total fixed assets	154,527	188,444	172,547
Total Assets	295,540	305,839	326,799

Liabilities			
Current liabilities:			
Accounts payable	15,297	16,909	20,154
Accrued income taxes	5,515	3,115	12,704
Others	15,696	16,173	16,725
Total current liabilities	36,508	36,199	49,585
Fixed liabilities:			
Deferred tax liabilities	19,149	16,316	22,266
Accrued severance and retirement benefits	22,007	21,826	22,625
Others	3,033	1,737	2,991
Total fixed liabilities	44,190	39,880	47,883
Total Liabilities	80,699	76,079	97,468
Shareholders' Equity			
Common stock	18,600	18,600	18,600
Capital surplus	14,800	14,800	14,800
Earned surplus	151,190	165,558	156,710
Variance of the estimate of other securities	31,079	31,634	40,081
Equity adjustment from foreign currency translation	-828	-826	-857
Treasury stock	-1	-6	-3
Total Shareholders' Equity	214,840	229,759	229,331
Total Liabilities and Shareholders' Equity	295,540	305,839	326,799

Consolidated Statement of Income (Unaudited)

	(Millions of yen)		
	Nine months ended December 31, 2003 (From April 1, 2003 to December 31, 2003)	Nine months ended December 31, 2004 (From April 1, 2004 to December 31, 2004)	Previous Period (From April 1, 2003 to March 31, 2004)
Sales	167,794	180,621	238,067
Cost of sales	124,881	136,832	178,096
Gross profit	42,912	43,788	59,971
Selling, general and administrative expenses	23,995	23,670	31,948
Operating profit	18,917	20,118	28,022
Non-operating revenues:	810	895	1,700
Non-operating expenses:	360	297	429
Current profit	19,367	20,716	29,293
Extraordinary profit:	5,217	420	5,314
Extraordinary loss:	1,441	1,934	1,680
Net profit before tax, etc.	23,143	19,202	32,927
Income taxes, etc.	10,464	7,358	14,657
Net profit for the current period	12,678	11,843	18,269

Consolidated Statement of Cash Flows (Unaudited)

	(Millions of yen)		
	Nine months ended December 31, 2003 (From April 1, 2003 to December 31, 2003)	Nine months ended December 31, 2004 (From April 1, 2004 to December 31, 2004)	Previous Period (From April 1, 2003 to March 31, 2004)
(Cash flow from operating activities)			
Net profit before tax, etc.	23,143	19,202	32,927
Depreciation	9,588	13,627	17,750
Others	-10,095	-6,694	-11,517
Total	22,636	26,135	39,160
Interest and dividend income	449	682	858
Interest expenses	-63	-212	-85
Income taxes paid	-10,512	-16,639	-10,620
Cash flow from operating activities	12,508	9,965	29,312
(Cash flow from investing activities)			
Payments for deposits to time deposits	--	-6,019	--
Payments for purchases of securities	--	-18,336	--
Payments for purchases of fixed assets	-3,416	-6,223	-12,650
Proceeds from sales of fixed assets	41	751	137
Payments for purchases of intangible assets	-8,600	-7,050	-11,396
Proceeds from sales of intangible assets	54	97	137
Payments for purchases of investment securities / shares of related companies	-337	-33,008	-337
Proceeds from sales / redemption of investment securities / shares of related companies	5,992	396	5,992
Others	-179	304	-1,026
Cash flow from investing activities	-6,445	-69,088	-19,143
(Cash flow from financing activities)			
Proceeds from long-term borrowings	--	1,200	--
Payments of long-term borrowings	-456	-2,370	-608
Payments for purchases of treasury stock	---	-2	-1
Payments of dividends	-898	-2,661	-898
Cash flow from financing activities	-1,354	-3,834	-1,508
Effect of exchange rate changes on cash and cash equivalents	-585	39	-609
Net increase (decrease) in cash and cash equivalents	4,124	-62,916	8,051
Cash and cash equivalents at beginning of the period	88,760	96,812	88,760
Cash and cash equivalents at end of the period	92,884	33,895	96,812

COMPANY DATA (as of September 30, 2004)

Outline of the Company

The name, address, brief history, amount of capital, name of representative and number of employees of NRI are mentioned.

Status of Employees by Qualification

The numbers of employees by title or qualification thereof are mentioned.

Major Shareholders

The names of top ten shareholders are mentioned.

Consolidated Subsidiaries

The names of the consolidated subsidiaries are mentioned.

Status of Shares

The number of authorized share capital, number of outstanding shares and number of shareholders are mentioned.

Shareholding Ratio

The shareholding ratio by type of shareholders is shown in the form of graph.

Directors, Corporate Auditors and Corporate Vice Presidents

The names of 10 Directors, 5 Corporate Auditors and 22 Corporate Vice Presidents are mentioned.

Stock Price Information

Change in stock price for the period from April 2004 to December 2004 is shown in the form of graph.

Memorandum for Shareholders

The fiscal year end, timing of the ordinary general meeting of shareholders, record dates, name and address of the transfer agent, number of shares constituting a unit, and name of newspaper in which public notices are published are mentioned.

File No.82-34673

NRI

FY March 2005
Financial Results

Nomura Research Institute, Ltd.

April 27, 2005

I. FY March 2005 Financial Results (Consolidated)

(1) Highlights

(Unit: JPY million)

	FY Mar.2004 (Apr.2003 - Mar.2004)	FY Mar.2005 (Apr.2004 - Mar.2005)	YoY	
	Amount	Amount	Diff.	Change (%)
Sales	238,067	252,963 * 250,000	14,895	6.3 * 1.2%
Operating Profit	28,022	30,159 * 30,000	2,136	7.6 * 0.5%
Net Income	18,269	16,303 * 15,500	(1,966)	(10.8) * 5.2%
Operating Profit Margin	11.8%	11.9% * 12.0%	0.2P	
Earnings per share	JPY399.44	JPY362.30	(JPY37.14)	(9.3)
1st Half	-	JPY20.00	JPY20.00	-
Fiscal Year	JPY40.00	JPY80.00	JPY40.00	100.0
Dividends per share	JPY40.00	JPY100.00 * JPY100.00	JPY60.00	150.0

Note: Figures * indicate earnings estimates.

[1st Half]

	1st half FY Mar.2004 (Apr.2003 - Sep.2003)	1st half FY Mar.2005 (Apr.2004 - Sep.2004)	YoY	
	Amount	Amount	Diff.	Change(%)
Sales	113,309	115,167	1,858	1.6
Operating Profit	12,106	12,319	212	1.8
Net Income	7,891	6,882	(1,009)	(12.8)
Operating Profit Margin	10.7%	10.7%	0.0P	

[2nd Half]

	2nd half FY Mar.2004 (Oct.2003 - Mar.2004)	2nd half FY Mar.2005 (Oct.2004 - Mar.2005)	YoY	
	Amount	Amount	Diff.	Change (%)
Sales	124,758	137,796	13,037	10.5
Operating Profit	15,915	17,840	1,924	12.1
Net Income	10,378	9,421	(956)	(9.2)
Operating Profit Margin	12.8%	12.9%	0.2P	

*Amounts of less than JPY million were rounded down.

(2) Sales by sector

(Unit:JPY million)

	FY Mar.2004 (Apr.2003 - Mar.2004)		FY Mar.2005 (Apr.2004 - Mar.2005)		YoY	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)
Financial sector	125,104	52.5	149,864	59.2	24,760	19.8
Distribution sector	44,676	18.8	43,138	17.1	(1,537)	(3.4)
Other private sector	48,427	20.3	42,668	16.9	(5,759)	(11.9)
Public sector	19,859	8.3	17,291	6.8	(2,568)	(12.9)
Total	238,067	100.0	252,963	100.0	14,895	6.3
Nomura Securities Group	59,423	25.0	67,000	26.5	7,577	12.8
Ito-Yokado Group	24,855	10.4	30,597	12.1	5,742	23.1

[1st Half]

	1st half FY Mar.2004 (Apr.2003 - Sep.2003)		1st half FY Mar.2005 (Apr.2004 - Sep.2004)		YoY	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)
Financial sector	56,403	49.8	62,941	54.7	6,538	11.6
Distribution sector	22,776	20.1	21,554	18.7	(1,221)	(5.4)
Other private sector	24,848	21.9	22,269	19.3	(2,579)	(10.4)
Public sector	9,281	8.2	8,401	7.3	(879)	(9.5)
Total	113,309	100.0	115,167	100.0	1,858	1.6
Nomura Securities Group	27,747	24.5	28,883	25.1	1,136	4.1
Ito-Yokado Group	12,097	10.7	14,268	12.4	2,171	17.9

[2nd Half]

	2nd half FY Mar.2004 (Oct.2003 - Mar.2004)		2nd half FY Mar.2005 (Oct.2004 - Mar.2005)		YoY	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)
Financial sector	68,701	55.1	86,922	63.1	18,221	26.5
Distribution sector	21,899	17.6	21,584	15.7	(315)	(1.4)
Other private sector	23,578	18.9	20,398	14.8	(3,180)	(13.5)
Public sector	10,578	8.5	8,890	6.5	(1,688)	(16.0)
Total	124,758	100.0	137,796	100.0	13,037	10.5
Nomura Securities Group	31,675	25.4	38,117	27.7	6,441	20.3
Ito-Yokado Group	12,758	10.2	16,329	11.9	3,571	28.0

*Amounts of less than JPY million were rounded down.

(3)Sales and Operating Profit by segment

System Solution Services

(Unit: JPY million)

	FY Mar.2004 (Apr.2003 - Mar.2004)		FY Mar.2005 (Apr.2004 - Mar.2005)		YoY	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)
System Development & System Application sales	78,339	32.9	89,386	35.3	11,046	14.1
System Management & Operations	93,502	39.3	97,559	38.6	4,057	4.3
Product Sales	23,203	9.7	26,284	10.4	3,080	13.3
Sales	195,045	81.9	213,230	84.3	18,184	9.3
Operating Profit	22,298		24,483		2,184	9.8
Operating Profit Margin	11.4%		11.5%		0.0P	

[1st Half]

	1st half FY Mar.2004 (Apr.2003 - Sep.2003)		1st half FY Mar.2005 (Apr.2004 - Sep.2004)		YoY	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)
System Development & System Application sales	35,554	31.4	37,330	32.4	1,776	5.0
System Management & Operations	45,685	40.3	48,266	41.9	2,581	5.7
Product Sales	10,850	9.6	10,413	9.0	(436)	(4.0)
Sales	92,089	81.3	96,011	83.4	3,921	4.3
Operating Profit	9,249		9,712		462	5.0
Operating Profit Margin	10.0%		10.1%		0.1P	

[2nd Half]

	2nd half FY Mar.2004 (Oct.2003 - Mar.2004)		2nd half FY Mar.2005 (Oct.2004 - Mar.2005)		YoY	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)
System Development & System Application sales	42,785	34.3	52,055	37.8	9,270	21.7
System Management & Operations	47,816	38.3	49,292	35.8	1,476	3.1
Product Sales	12,353	9.9	15,870	11.5	3,517	28.5
Sales	102,955	82.5	117,219	85.1	14,263	13.9
Operating Profit	13,049		14,770		1,721	13.2
Operating Profit Margin	12.7%		12.6%		(0.1P)	

*Amounts of less than JPY million were rounded down.

Consulting & Knowledge Services

(Unit: JPY million)

	FY Mar.2004 (Apr.2003 - Mar.2004)		FY Mar.2005 (Apr.2004 - Mar.2005)		YoY	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)
Sales	43,022	18.1	39,733	15.7	(3,289)	(7.6)
Operating Profit	5,727		5,692		(34)	(0.6)
Operating Profit Margin	13.3%		14.3%		1.0P	

[1st Half]

	1st half FY Mar.2004 (Apr.2003 - Sep.2003)		1st half FY Mar.2005 (Apr.2004 - Sep.2004)		YoY	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)
Sales	21,219	18.7	19,156	16.6	(2,063)	(9.7)
Operating Profit	2,858		2,606		(251)	(8.8)
Operating Profit Margin	13.5%		13.6%		0.1P	

[2nd Half]

	2nd half FY Mar.2004 (Oct.2003 - Mar.2004)		2nd half FY Mar.2005 (Oct.2004 - Mar.2005)		YoY	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)
Sales	21,803	17.5	20,576	14.9	(1,226)	(5.6)
Operating Profit	2,869		3,085		216	7.5
Operating Profit Margin	13.2%		15.0%		1.8P	

*Amounts of less than JPY million were rounded down.

(4) Order Volume and Order Backlog

Order Volume

(Unit: JPY million)

	FY Mar.2004 (Apr.2003-Mar.2004)	FY Mar.2005 (Apr.2004-Mar.2005)	YoY	
	Amount	Amount	Diff.	Change (%)
System Development & System Application Sales	85,651	89,900	4,249	5.0
System Management & Operations	93,267	106,114	12,847	13.8
Product Sales	23,203	26,284	3,080	13.3
System Solution Services	202,121	222,299	20,177	10.0
Consulting & Knowledge Services	40,526	40,112	(413)	(1.0)
Total	242,647	262,411	19,763	8.1

[1st Half]

	1st half FY Mar.2004 (Apr.2003 - Sep.2003)	1st half FY Mar.2005 (Apr.2004 - Sep.2004)	YoY	
	Amount	Amount	Diff.	Change (%)
System Development & System Application Sales	48,263	44,973	(3,290)	(6.8)
System Management & Operations	7,894	10,977	3,083	39.1
Product Sales	12,290	10,413	(1,876)	(15.3)
System Solution Services	68,448	66,364	(2,083)	(3.0)
Consulting & Knowledge Services	15,068	14,508	(560)	(3.7)
Total	83,516	80,872	(2,644)	(3.2)

[2nd Half]

	2nd half FY Mar.2004 Oct.2003 - Mar.2004	2nd half FY Mar.2005 Oct.2004 - Mar.2005	YoY	
	Amount	Amount	Diff.	Change (%)
System Development & System Application Sales	37,387	44,927	7,539	20.2
System Management & Operations	85,373	95,137	9,764	11.4
Product Sales	10,913	15,870	4,957	45.4
System Solution Services	133,673	155,935	22,261	16.7
Consulting & Knowledge Services	25,457	25,603	146	0.6
Total	159,130	181,538	22,408	14.1

Order Backlog(Outstanding)

(Unit: JPY million)

	At end of FY Mar 2004	At end of FY Mar 2005	YoY	
	Amount	Amount	Diff	Change (%)
System Development & System Application sales	13,474	13,976	502	3.7
System Management & Operations	79,350	87,918	8,567	10.8
System Solution Services	92,825	101,895	9,069	9.8
Consulting & Knowledge Services	15,723	16,027	304	1.9
Total	108,548	117,923	9,374	8.6

*Amounts of less than JPY million were rounded down.

(5) Subcontracting Costs

Subcontracting Costs by segment & Percentage in actual production (Unit: JPY million)

	FY Mar.2004 (Apr.2003 - Mar.2004)		FY Mar.2005 (Apr.2004 - Mar.2005)		YoY	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)
System Development & System Application sales	32,437	58.9	39,804	60.2	7,366	22.7
System Management & Operations	25,035	34.5	24,245	32.9	(790)	(3.2)
System Solution Services	57,473	45.0	64,049	45.8	6,575	11.4
Consulting & Knowledge Services	10,144	35.9	9,123	36.8	(1,020)	(10.1)
Total	67,618	43.4	73,173	44.5	5,554	8.2
(Subcontracting Costs to China)	3,503	5.2	6,459	8.8	2,956	84.4

* Subcontracting costs to China & Percentage in total subcontracting costs

[1st Half]

	1st half FY Mar.2004 (Apr.2003 - Sep.2003)		1st half FY Mar.2005 (Apr.2004 - Sep.2004)		YoY	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)
System Development & System Application sales	15,866	59.0	17,210	58.3	1,344	8.5
System Management & Operations	12,230	33.4	12,218	32.9	(12)	(0.1)
System Solution Services	28,096	44.2	29,429	44.2	1,332	4.7
Consulting & Knowledge Services	5,019	37.2	4,313	36.3	(706)	(14.1)
Total	33,116	43.0	33,742	43.0	626	1.9
(Subcontracting Costs to China)	1,370	4.1	2,509	7.4	1,138	83.1

[2nd Half]

	2nd half FY Mar.2004 (Oct.2003 - Mar.2004)		2nd half FY Mar.2005 (Oct.2004 - Mar.2005)		YoY	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)
System Development & System Application sales	16,571	58.9	22,593	61.6	6,021	36.3
System Management & Operations	12,805	35.5	12,027	33.0	(778)	(6.1)
System Solution Services	29,376	45.8	34,620	47.3	5,243	17.9
Consulting & Knowledge Services	5,125	34.8	4,810	37.3	(314)	(6.1)
Total	34,501	43.7	39,430	45.8	4,928	14.3
(Subcontracting Costs to China)	2,132	6.2	3,949	10.0	1,817	85.2

*Amounts of less than JPY million were rounded down.

(6) Cash Flow

(Unit: JPY million)

	FY Mar.2004 (Apr.2003-Mar.2004)	FY Mar.2005 (Apr.2004-Mar.2005)	YOY	
	Amount	Amount	Diff.	Change (%)
Income before income taxes	32,927	27,361	(5,566)	(16.9)
Gain/Loss from non-operating activities	(1,191)	(713)	477	(40.1)
Extraordinary gain/loss	(3,633)	2,645	6,279	-
Depreciation and amortization	17,750	18,402	652	3.7
Accounts receivable and other receivable, net of advance payments received	(10,024)	(5,243)	4,780	(47.7)
Allowance	1,635	855	(779)	(47.7)
Other	1,696	404	(1,291)	(76.2)
Subtotal	39,160	43,711	4,551	11.6
Interest and dividends received	773	526	(246)	(31.9)
Income taxes paid	(10,620)	(16,668)	(6,047)	56.9
Operating Activities	29,312	27,569	(1,742)	(5.9)
Acquisition of property and equipment	(12,650)	(8,051)	4,599	(36.4)
Increase in software and other intangibles	(11,396)	(9,327)	2,068	(18.2)
Subtotal:Capital expenditure	(24,047)	(17,379)	6,668	(27.7)
Increase in time deposits	-	(6,148)	(6,148)	-
Increase in investment securities	(1,045)	(65,872)	(64,827)	-
Proceeds from sales and redemption of investment securities	6,316	6,130	(185)	(2.9)
Other	(367)	1,287	1,655	-
Investing Activities	(19,143)	(81,981)	(62,838)	328.3
Free Cash Flow	10,169	(54,411)	(64,581)	-
(Free Cash Flow except Cash management purpose investment)	10,169	15,178	5,008	49.3
Net repayment of long-term debt	(608)	(1,230)	(622)	102.3
Purchase of treasury stock	(1)	(2)	(1)	53.9
Cash dividends paid	(898)	(2,695)	(1,797)	200.0
Financing Activities	(1,508)	(3,928)	(2,420)	160.4
Effect of exchange rate changes on Cash and cash equivalents	(609)	205	814	-
Net increase in Cash and cash equivalents	8,051	(58,134)	(66,186)	-
Cash and cash equivalents at beginning of year	88,760	96,812	8,051	9.1
Cash and cash equivalents at end of year	96,812	38,677	(58,134)	(60.0)
Cash and cash equivalents + Cash Management purpose investment	96,812	108,151	11,339	11.7

Note: Cash management purpose investment are the investments to 3 months over time deposits and government bonds etc..

Cash management purpose investment (included in investing activities) are as follows.

Increase in time deposits	-	(6,148)	(6,148)	-
Increase in investment securities	-	(63,441)	(63,441)	-
(Total)Cash management purpose investment	-	(69,589)	(69,589)	-

*Amounts of less than JPY million were rounded down.

(7) Capital Expenditure

(Unit: JPY million)

	FY Mar.2004 (Apr.2003 - Mar.2004)	FY Mar.2005 (Apr.2004 - Mar.2005)	YoY	
	Amount	Amount	Diff.	Change (%)
Tangible	12,813	8,038	(4,774)	(37.3)
Intangible	11,431	9,312	(2,118)	(18.5)
Total	24,244	17,351	(6,893)	(28.4)

(8) Depreciation & Amortization

(Unit: JPY million)

	FY Mar.2004 (Apr.2003 - Mar.2004)	FY Mar.2005 (Apr.2004 - Mar.2005)	YoY	
	Amount	Amount	Diff.	Change (%)
Tangible	4,820	5,743	923	19.2
Intangible	12,930	12,658	(271)	(2.1)
Total	17,750	18,402	652	3.7

(9) R&D Expenditure

(Unit: JPY million)

	FY Mar.2004 (Apr.2003 - Mar.2004)	FY Mar.2005 (Apr.2004 - Mar.2005)	YoY	
	Amount	Amount	Diff.	Change (%)
System Solution Services	1,584	1,140	(444)	(28.0)
Consulting & Knowledge Services	632	506	(125)	(19.9)
Total	2,216	1,646	(569)	(25.7)

*Amounts of less than JPY million were rounded down.

(1) Highlights

(Unit: JPY billion)

	FY Mar.2005 (Results)	FY Mar.2006 (Forecasts)	YoY	
	Amount	Amount	Diff.	Change (%)
Sales	252.9	260.0	7.0	2.8
Operating Profit	30.1	32.0	1.8	6.1
Net Income	16.3	19.5	3.1	19.6
Operating Profit Margin	11.9%	12.3%	0.4P	
Earnings per share	JPY362.30	JPY433.34	JPY71.04	19.6
1st Half	JPY20.00	JPY50.00	JPY30.00	150.0
Fiscal Year	JPY80.00	JPY80.00	-	-
Dividends per share	JPY100.00	JPY130.00	JPY30.00	JPY30.00
Dividend payout ratio	27.6%	30.0%	2.4P	

[1st Half]

	1st half FY Mar.2005 (Results)	1st half FY Mar.2006 (Forecasts)	YoY	
	Amount	Amount	Diff.	Change (%)
Sales	115.1	120.0	4.8	4.2
Operating Profit	12.3	13.5	1.1	9.6
Net Income	6.8	8.0	1.1	16.2
Operating Profit Margin	10.7%	11.3%	0.6P	

[2nd Half]

	2nd half FY Mar.2005 (Results)	2nd half FY Mar.2006 (Forecasts)	YoY	
	Amount	Amount	Diff.	Change (%)
Sales	137.7	140.0	2.2	1.6
Operating Profit	17.8	18.5	0.6	3.7
Net Income	9.4	11.5	2.0	22.1
Operating Profit Margin	12.9%	13.2%	0.3P	

(2) Sales by sector

(Unit: JPY billion)

	FY Mar.2005 (Results)		FY Mar.2006 (Forecasts)		YoY	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)
Financial sector	149.8	59.2	160.0	61.5	10.1	6.8
Distribution sector	43.1	17.1	46.0	17.7	2.8	6.6
Other private sector	42.6	16.9	37.0	15.0	(5.6)	(13.3)
Public sector	17.2	6.8	17.0	6.5	(0.2)	(1.7)
Total	252.9	100.0	260.0	100.0	7.0	2.8

[1st Half]

	1st half FY Mar.2005 (Results)		1st half FY Mar.2006 (Forecasts)		YoY	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)
Financial sector	62.9	54.7	71.5	59.6	8.5	13.6
Distribution sector	21.5	18.7	22.0	18.3	0.4	2.1
Other private sector	22.2	19.3	18.5	15.4	(3.7)	(16.9)
Public sector	8.4	7.3	8.0	6.7	(0.4)	(4.8)
Total	115.1	100.0	120.0	100.0	4.8	4.2

[2nd Half]

	2nd half FY Mar.2005 (Results)		2nd half FY Mar.2006 (Forecasts)		YoY	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)
Financial sector	86.9	63.1	88.5	63.2	1.5	1.8
Distribution sector	21.5	15.7	24.0	17.1	2.4	11.2
Other private sector	20.3	14.8	18.5	13.2	(1.8)	(9.3)
Public sector	8.8	6.5	9.0	6.4	0.1	1.2
Total	137.7	100.0	140.0	100.0	2.2	1.6

(3) Sales by segment **(Unit: JPY billion)**

	FY Mar 2005 (Results)		FY Mar 2006 (Forecasts)		YoY	
	Amount	Share (%)	Amount	Share (%)	Diff	Change (%)
System Development & System Application Sales	89.3	35.3	101.0	38.8	11.6	13.0
System Management & Operations	97.5	38.6	101.0	38.8	3.4	3.5
Product Sales	26.2	10.4	17.0	6.5	(9.2)	(35.3)
System Solution Services	213.2	84.3	219.0	84.2	5.7	2.7
Consulting & Knowledge Services	39.7	15.7	41.0	15.8	1.2	3.2
Total	252.9	100.0	260.0	100.0	7.0	2.8

[1st Half]

	1st half FY Mar 2005 (Results)		1st half FY Mar 2006 (Forecasts)		YoY	
	Amount	Share (%)	Amount	Share (%)	Diff	Change (%)
System Development & System Application sales	37.3	32.4	44.5	37.1	7.1	19.2
System Management & Operations	48.2	41.9	49.0	40.8	0.7	1.5
Product Sales	10.4	9.0	7.0	5.8	(3.4)	(32.8)
System Solution Services	96.0	83.4	100.5	83.8	4.4	4.7
Consulting & Knowledge Services	19.1	16.6	19.5	16.3	0.3	1.8
Total	115.1	100.0	120.0	100.0	4.8	4.2

[2nd Half]

	2nd half FY Mar 2005 (Results)		2nd half FY Mar 2006 (Forecasts)		YoY	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)
System Development & System Application sales	52.0	37.8	56.5	40.4	4.4	8.5
System Management & Operations	49.2	35.8	52.0	37.1	2.7	5.5
Product Sales	15.8	11.5	10.0	7.1	(5.8)	(37.0)
System Solution Services	117.2	85.1	118.5	84.6	1.2	1.1
Consulting & Knowledge Services	20.5	14.9	21.5	15.4	0.9	4.5
Total	137.7	100.0	140.0	100.0	2.2	1.6

(4) Capital Expenditure

(Unit: JPY billion)

	FY Mar.2005 (Results)	FY Mar.2006 (Forecasts)	YoY	
	Amount	Amount	Diff.	Change (%)
Tangible	8.0	9.0	0.9	12.0
Intangible	9.3	9.5	0.1	2.0
Total	17.3	18.5	1.1	6.6

(5) Depreciation & Amortization

(Unit: JPY billion)

	FY Mar.2005 (Results)	FY Mar.2006 (Forecasts)	YoY	
	Amount	Amount	Diff.	Change (%)
Total	18.4	16.0	(2.4)	(13.1)

(6) R&D Expenditure

(Unit: JPY billion)

	FY Mar.2005 (Results)	FY Mar.2006 (Forecasts)	YoY	
	Amount	Amount	Diff.	Change (%)
Total	1.6	2.2	0.5	33.6

[Summary Translation]

Annual Report Release for the Fiscal Year ended March 31, 2005 (Consolidated)

April 27, 2005

Nomura Research Institute, Ltd.
Code Number: 4307
(URL http://www.nri.co.jp/)

Stock Exchanges:
Tokyo Stock Exchange
Location of Head Office: Tokyo

Rep.: Akihisa Fujinuma
President, CEO & COO
Attn.: Hajime Ueda
Treasurer

Tel.: (045) 333-8100

Board Meeting Date: April 27, 2005
Parent Company, etc.: Nomura Holdings, Inc. (Code Number: 8604)
Ratio of Voting Rights held by the Parent Company: 42.2%
U.S. Accounting Principles: not applicable

1. Consolidated Business Results (April 1, 2004 through March 31, 2005)

(1) Consolidated Results of Operations

(rounded down to the nearest one million yen)

	Sales	Operating Profit	Current Profit
Year ended March 31, 2005	¥252,963 million (6.3%)	¥30,159 million (7.6%)	¥30,987 million (5.8%)
Year ended March 31, 2004	¥238,067 million (2.3%)	¥28,022 million (3.2%)	¥29,293 million (6.0%)

	Net Profit	Net Profit per Share	Net Profit per Share (fully diluted)	Ratio of Net Profit to Shareholders' Equity	Ratio of Current Profit to Total Assets	Ratio of Current Profit to Sales
Year ended March 31, 2005	¥16,303 million (-10.8%)	¥362.30	¥362.29	7.1%	9.6%	12.2%
Year ended March 31, 2004	¥18,269 million (18.2%)	¥399.44	¥399.42	8.8%	10.0%	12.3%

(Notes)

1. *Investment profit and loss in equity method:*
   Year ended March 31, 2005: 226 million yen
   Year ended March 31, 2004: 400 million yen
2. *Average number of outstanding shares for each period (consolidated):*
   Year ended March 31, 2005: 44,999,553 shares
   Year ended March 31, 2004: 44,999,873 shares
3. *Changes in accounting treatment: not applicable*
4. *The percentage figures which appear in Sales, Operating Profit, Current Profit and Net Profit are compared to prior year.*

(2) Consolidated Financial Condition

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity to Assets	Shareholders' Equity per Share
Year ended March 31, 2005	¥317,341 million	¥231,766 million	73.0%	¥5,150.44
Year ended March 31, 2004	¥326,799 million	¥229,331 million	70.2%	¥5,089.72

(Notes)

Total outstanding shares as of the end of each period (consolidated):
Year ended March 31, 2005: 44,999,442 shares
Year ended March 31, 2004: 44,999,721 shares

(3) Consolidated Statement of Cash Flow

	Net Cash provided by Operating Activities	Net Cash provided by Investing Activities	Net Cash provided by Financing Activities	Cash and Cash Equivalents at Year End
Year ended March 31, 2005	¥27,569 million	-¥81,981 million	-¥3,928 million	¥38,677 million
Year ended March 31, 2004	¥29,312 million	-¥19,143 million	-¥1,508 million	¥96,812 million

(4) Object of Consolidation and Application of Equity Method

Number of consolidated subsidiary: 19

Number of non-consolidated subsidiary to which equity method is applicable: –

Number of affiliated company to which equity method is applicable: 2

(5) Changes in Object of Consolidation and Application of Equity Method:

Consolidated	(New): 1	(Exception): –
Equity Method	(New): –	(Exception): 1

2. Forecast of Consolidated Business Results (April 1, 2005 through March 31, 2006)

	Sales	Operating Profit	Current Profit	Net Profit
Interim	¥120,000 million	¥13,500 million	¥14,000 million	¥8,000 million
Annual	¥260,000 million	¥32,000 million	¥33,000 million	¥19,500 million

(Reference)
Estimated net profit per share (annual): 433.34 yen

[Summary Translation]

Outline of Non-Consolidated Financial Statement for the Fiscal Year ended March 31, 2005

April 27, 2005

Nomura Research Institute, Ltd.
Code Number: 4307
(URL http://www.nri.co.jp/)

Stock Exchanges:
Tokyo Stock Exchange
Location of Head Office: Tokyo

Rep.: Akihisa Fujinuma
President, CEO & COO
Attn.: Hajime Ueda
Treasurer
Tel.: (045) 333-8100
Board Meeting Date: April 27, 2005
Dividend Payment Date: June 24, 2005
Interim Dividends: applicable
General Meeting of Shareholders: June 23, 2005

Unit Shares: applicable (100 shares per Unit)

1. Business Results (April 1, 2004 through March 31, 2005)

(1) Results of Operations

(rounded down to the nearest one million yen)

	Sales	Operating Profit	Current Profit
Year ended March 31, 2005	¥229,872 million (6.4%)	¥19,131 million (-0.7%)	¥19,743 million (-1.9%)
Year ended March 31, 2004	¥216,122 million (2.2%)	¥19,258 million (-3.9%)	¥20,127 million (-0.9%)

	Net Profit	Net Profit per Share	Net Profit per Share (fully diluted)	Ratio of Net Profit to Shareholders' Equity	Ratio of Current Profit to Total Assets	Ratio of Current Profit to Sales
Year ended March 31, 2005	¥9,180 million (-37.5%)	¥204.01	¥204.01	4.5%	6.6%	8.6%
Year ended March 31, 2004	¥14,679 million (31.5%)	¥321.70	¥321.68	8.0%	7.4%	9.3%

(Notes)

1. *Average number of outstanding shares for each period:*
   Year ended March 31, 2005: 44,999,553 shares
   Year ended March 31, 2004: 44,999,873 shares
2. *Changes in accounting treatment: not applicable*
3. *The percentage figures which appear in Sales, Operating Profit, Current Profit and Net Profit are compared to prior year.*

(2) Dividends

	Dividends per Share			Aggregate of Dividend Payments (Annual)	Ratio of Dividends to Net Profit	Ratio of Dividends to Shareholders' Equity
		Interim	Year End			
Year ended March 31, 2005	¥100.00	¥20.00	¥80.00	¥4,499 million	49.0%	2.2%
Year ended March 31, 2004	¥40.00	¥0.00	¥40.00	¥1,799 million	12.3%	0.9%

(3) Financial Condition

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity to Assets	Shareholders' Equity per Share
Year ended March 31, 2005	¥292,074 million	¥200,225 million	68.6%	¥4,449.51
Year ended March 31, 2004	¥302,672 million	¥205,045 million	67.7%	¥4,552.08

(Notes)

1. *Total outstanding shares as of the end of each period:*
   Year ended March 31, 2005: 44,999,442 shares
   Year ended March 31, 2004: 44,999,721 shares
2. *Total number of treasury stock as of the end of each period:*
   Year ended March 31, 2005: 558 shares
   Year ended March 31, 2004: 279 shares

2. Forecast of Business Results (April 1, 2005 through March 31, 2006)

	Sales	Operating Profit	Current Profit	Net Profit	Dividends per Share		
					Interim	Year End	
Interim	¥108,000 million	¥8,300 million	¥8,700 million	¥4,900 million	¥50.00	–	–
Annual	¥235,000 million	¥20,700 million	¥21,300 million	¥12,300 million	–	¥80.00	¥130.00

(Reference)
Estimated net profit per share (annual): 273.34 yen

File No. 82-34673

[Translation]

Written Oath Regarding Timely Disclosure

February 28, 2005

To: Mr. Takuo Tsurushima
President & CEO
Tokyo Stock Exchange, Inc.

Address of Main Office:
6-5, Marunouchi 1-chome
Chiyoda-ku, Tokyo
Company Name:
Nomura Research Institute, Ltd.
Title of Representative:
President, CEO & COO
Name (Signature) of Representative:
Akihisa Fujinuma

Nomura Research Institute, Ltd., hereby fully acknowledges that timely and appropriate disclosure of corporate information to investors constitutes a basis for a sound securities market, and pledges to provide corporate information diligently to investors in a timely and appropriate manner, including working to enhance the company structure and procedures described in the attached document in order to conduct appropriately prompt, accurate, and fair disclosure of corporate information at all times considering the standpoint of investors.

File No. 82-34673

[Translation]

Corporate Structure and Procedures with regards to Timely Disclosure of Corporate Information (Document attached to Written Oath Regarding Timely Disclosure)

February 28, 2005

Nomura Research Institute, Ltd.
(TSE First Section Ticker Code No. 4307)

The corporate structure and procedures of the Company with regards to timely disclosure of corporate information are as follows:

1. Basic approach to disclosure

The Company, at all times, conducts accurate, fair and timely disclosure of information, not only those required by the Securities and Exchange Law and any other laws and regulations and the regulations of the stock exchanges on which the Company is listed, but also information that may be useful for investors in gaining accurate understanding of the NRI Group, comprising the Company and its subsidiaries, and thus strives to contribute to ensuring fair and smooth circulation of securities.

2. Corporate structure and procedures with regards to timely disclosure of corporate information

The Company has, for timely disclosure of corporate information, consolidated corporate structure and procedures, such as stipulating regulations and departments responsible concerning control and disclosure of information, in order to conduct appropriately prompt, accurate and fair disclosure of corporate information considering the standpoint of investors. The Company also conducts relevant in-house trainings, etc. to raise the awareness of the officers and employees on disclosure of corporate information.

The details of the development in the corporate structure and procedures are described below.

(1) Corporate structure and procedures regarding control of material corporate information

Regarding material corporate information, the officers and employees of the NRI Group are required to:

- promptly report the material corporate information to the General Director of Information Control; and

- promptly disclose the material corporate information.

Furthermore, in order to allow the disclosure procedure to function efficiently, the Company stipulates the persons responsible and their roles as follows:

(i) General Director of Information Control

General Director of Information Control has the overall responsibility for the control and disclosure of material corporate information and is appointed at the meeting of the Board of Directors. General Director of Information Control gives instructions on measures, etc. necessary for the entire NRI Group, as well as developing the structure and procedures regarding control of information in the NRI Group. A Representative Director and Corporate Executive Vice President bears such responsibility and also serves as "Corporate Information Handling Officer" pursuant to the regulations stipulated by the Tokyo Stock Exchange.

(ii) Director of Information Disclosure

Director of Information Disclosure is responsible for the performance of duty to disclose corporate details of the NRI Group pursuant to the laws and regulations, etc., and an officer in charge of investor relations bears such responsibility.

(iii) Director of Public Relations

Director of Public Relations is responsible for public relations activities involved in disclosure of corporate details of the NRI Group, and an officer in charge of public relations bears such responsibility.

(2) Disclosure of corporate information

Material corporate information is disclosed by the Director of Information Disclosure in accordance with the procedures prescribed by the laws and regulations, etc. as soon as practicable, based upon consultation with the President, CEO & COO and the General Director of Information Control and others.

Other information is disclosed from time to time through press release issued under the responsibility of the Director of Public Relations. The Director of Information Disclosure verifies the content in advance, and thus the Director of Public Relations and the Director of Information Disclosure work together to ensure accuracy and consistency of the content of disclosure in the press release.

As means of disclosure, TDnet (Timely Disclosure Network, a timely disclosure transmission system of the Tokyo Stock Exchange) and EDINET (Electronic Disclosure for Investors' Network, an electronic disclosure system regarding disclosure documents, such as

annual securities reports, prepared in accordance with the Securities and Exchange Law) are utilized effectively to conduct fair disclosure of material corporate information. Furthermore, the Company strives to provide disclosed information in a fair manner to all investors by promptly disclosing such information on the Company's website.

(3) Disclosure of information related to settlement of accounts

In the Company, information related to settlement of accounts, such as annual securities reports, semi-annual securities reports and annual releases (including "Summary of Quarterly Business Report"), and information related to stock to be included in the disclosure documents are considered and checked by the Finance Division, which is responsible for the preparation of such disclosure documents, with each relevant division (office) in the head office organization to ensure accuracy and consistency of the disclosure documents. Furthermore, as the Company recognizes the accuracy of the information related to settlement of accounts, etc. as an important managerial matter, such information is disclosed upon approval at the meeting of the Board of Directors.

[Summary Translation]

March 18, 2005

Nomura Research Institute, Ltd.
Akihisa Fujinuma
President, CEO & COO
(TSE First Section Ticker Code No. 4307)

Notice Concerning Modification of Organization
and Changes in Corporate Vice Presidents

1. Modification of Organization (effective April 1, 2005)

Major points of modification are as follows:

(1) Marketing & Business Planning Division will be established.

(2) Center for Innovative Systems Research for Financial Industry will be established.

(3) Center for Innovative Systems Research for Distribution Industry will be established.

(4) Consulting Division will be established, which will be composed of four centers and two divisions.

(5) Systems Consulting Division will be reorganized into five divisions and two offices.

(6) Securities Systems Division will be reorganized into ten divisions and two offices.

(7) Securities System Services Division will be reorganized into ten divisions and one office.

(8) Financial Systems Division will be reorganized into nine divisions and three offices.

(9) Insurance & Public System Services Division will be established, which will be composed of seven divisions and one office.

(10) Distribution Systems Division will be reorganized into four divisions and four offices.

(11) Services & Industrial Systems Division will be reorganized into nine divisions and two offices.

(12) Advanced Information Technology Division will be reorganized into eight divisions and two offices.

2. Changes in Officers

The names of a candidate for Director to take office in late June, a Director retiring as of March 31 and a Director retiring in late June, 3 Corporate Vice Presidents with post taking office as of April 1, 6 new Corporate Vice Presidents taking office as of April 1, 3 Corporate Vice Presidents retiring as of March 31, 2 Executive Fellows retiring as of March 31, a new Advisor taking office as of April 1, a new Research Counselor taking office as of April 1 and a Research Counselor retiring as of March 31 are listed.

3. Relocation of Officers (as of April 1)

The names of 19 Officers and their new and former posts are listed.

4. Responsibilities of Corporate Vice Presidents (as of April 1)

The names of 31 Corporate Vice Presidents and their positions in charge are listed.

[Contact]
Mr. Nomura, Mr. Yokoyama
Public Relations Division
Tel: 03-5533-3210
E-mail: kouhou@nri.co.jp

[Translation]

April 1, 2005

To whom it may concern:

Nomura Research Institute, Ltd.
Akihisa Fujinuma
President, CEO & COO
(TSE First Section Ticker Code No. 4307)

Notice Concerning Change in Principal Shareholder

Notice is hereby provided that there was a change in the principal shareholder of the Company, the details of which is as described below.

Contents

1. Reason for the Change

Effective April 1, 2005, Nomura Facilities, Inc., which was a principal shareholder of the Company, merged with Nomura Asset Management Properties Co., Ltd., and Nomura Asset Management Properties Co., Ltd, the surviving company, changed its name to Nomura Facilities, Inc. As a result, the surviving company took over the position as the new principal shareholder. The change is as described below.

2. Names, etc. of the Relevant Shareholders

	Shareholder becoming a principal shareholder	Shareholder which is no longer a principal shareholder
(1) Name	Nomura Facilities, Inc. (surviving company) (formerly Nomura Asset Management Properties Co., Ltd.)	Nomura Facilities, Inc. (expired company)
(2) Location of the head office	7-2 Nihonbashi-honcho 1-chome, Chuo-ku, Tokyo	7-2 Nihonbashi-honcho 1-chome, Chuo-ku, Tokyo
(3) Representative	Satoru Ito (President)	Satoru Ito (President)
(4) Principal description of business	Leasing and management of real estate	Leasing and management of real estate

3. Number of Shares Held and Percentage to Total Shareholders' Voting Rights

Nomura Facilities, Inc.
(surviving company) (formerly Nomura Asset Management Properties Co., Ltd.)

	Number of Shares Held (Number of Voting Rights)	Percentage to Total Shareholders' Voting Rights*	Rank among Large Shareholders
Before the change (as of March 31, 2005)	- shares (-)	- %	-
After the change	7,720 thousand shares (77,200)	17.2%	Second

Nomura Facilities, Inc.
(expired company)

	Number of Shares Held (Number of Voting Rights)	Percentage to Total Shareholders' Voting Rights*	Rank among Large Shareholders
Before the change (as of March 31, 2005)	7,720 thousand shares (77,200)	17.2%	Second
After the change	- shares (-)	- %	-

(Note): * The number of shares deducted from total number of shares outstanding as nonvoting shares: 3,300 shares
Total number of shares outstanding as of April 1, 2005: 45,000,000 shares

[Contact]

Mr. Kamioka
Investor Relations Office
Tel: 03-5533-3277
E-mail: ir@nri.co.jp

[Translation]

April 27, 2005

To whom it may concern:

Nomura Research Institute, Ltd.
Akihisa Fujinuma
President, CEO & COO
(TSE First Section Ticker Code No. 4307)

Notice Concerning Purchase of Treasury Stock
(Purchase of treasury stock pursuant to the provisions of
paragraph 1-2 of Article 211-3 of the Commercial Code)

Notice is hereby provided that the Board of Directors of the Company, at its meeting held today, resolved to purchase treasury stock pursuant to the provisions of paragraph 1-2 of Article 211-3 of the Commercial Code, the details of which is as described below.

Contents

1. Reason for the acquisition of treasury stock

The Company will purchase treasury stock to provide for the exercise of stock options.

2. Details of the acquisition

(1) Type of shares to be acquired:

Shares of common stock of the Company

(2) Aggregate number of shares to be acquired:

Up to 100,000 shares (0.2% of the total number of outstanding shares)

(3) Aggregate amount of acquisition price of shares to be acquired:

Up to ¥1,000,000,000

(For Reference) Treasury stock held by the Company as of April 27, 2005

Total number of outstanding shares (excluding treasury stock): 44,999,442 shares

Number of treasury stock: 558 shares

[Contact]

Mr. Kamioka
Investor Relations Office
Tel: 03-5533-3277
E-mail: ir@nri.co.jp

[Translation]

April 27, 2005

To whom it may concern:

Nomura Research Institute, Ltd.
Akihisa Fujinuma
President, CEO & COO
(TSE First Section Ticker Code No. 4307)

Notice Concerning Stock Options (Stock Acquisition Rights)

Notice is hereby provided that the Board of Directors of the Company, at its meeting held today, resolved to submit to the 40th Ordinary General Meeting of Shareholders of the Company expected to be held on June 23, 2005, an agendum seeking approval for the issue of stock acquisition rights as stock options for no consideration pursuant to the provisions of Articles 280-20 and 280-21 of the Commercial Code of Japan, the details of which is as described below.

Contents

1. Reasons for the Necessity of Issuing Stock Acquisition Rights under Especially Favorable Terms and Conditions

In order to strengthen the motivation and morale of the Directors, Executive Officers and Employees (treated as officers) of the Company as well as the Directors of the Company's domestic (Japanese) subsidiaries to improve business results as well as to promote the positions of talented personnel, two types of stock acquisition rights will be issued as stock options for no consideration to the Directors, Executive Officers and Employees (treated as officers) of the Company as well as the Directors of the Company's domestic subsidiaries.

One is stock acquisition rights that determines the amount to be paid upon exercise of stock acquisition rights based on the market price (hereinafter the "Stock Option A Plan") and is the same as the stock option plan that the Company has implemented heretofore. As an incentive to increase corporate value on medium- and long-term basis, the non-exercise period will be, in principle, two years.

The other is a stock compensation type stock option, which sets one yen as the amount to be paid upon exercise of stock acquisition rights (hereinafter the "Stock Option B Plan"), and will be newly implemented this time. In Stock Option B Plan, stock acquisition rights will be granted as compensation that fluctuates in line with the stock price. Compensation will increase as the stock price rise after the grant of stock acquisition rights, and decrease as the stock price decline, and as such, compensation will be much more linked to stock price. In principle, the non-exercise period will be one year.

Expecting effects that would further strengthen the motivation to improve business results, the Company intends to grant Stock Option A Plan and Stock Option B Plan by selecting one or combining both of them for each person who may receive allocations of stock acquisition rights.

2. Particulars of the Issue of Stock Acquisition Rights under Stock Option A Plan

(1) Total Number of Stock Acquisition Rights

Not exceeding 900.

The number of shares to be issued upon exercise of one stock acquisition right shall be one hundred shares of stock.

Provided, however, that in the event that the Company undertakes a stock split or a reverse stock split of the common stock, the number of shares subject to stock acquisition rights will be adjusted in accordance with the following formula and any fractions less than one share resulting from such adjustment will be disregarded.

Number of Shares After Adjustment = Number of Shares Before Adjustment X the Split (or Reverse Split) Ratio

Moreover, if the Company undertakes a merger, if the Company undertakes a spin-off, or in any other case similar thereto where an adjustment of the number of shares shall be required, the Company shall undertake such adjustment of the number of shares as it deems necessary.

(2) Type and Number of Shares Subject to Stock Acquisition Rights

Not exceeding 90,000 shares of the Company's common stock.

Provided, however, that in the event of an adjustment to the number of shares pursuant to the provisions of paragraph (1) hereof, the number of shares to be issued upon exercise of stock acquisition rights shall be adjusted to the figure obtained by multiplying the number of shares after adjustment by the total number of stock acquisition rights.

(3) Amount of Consideration for Issue of Stock Acquisition Rights

No consideration.

(4) Amount to be Paid upon Exercise of Stock Acquisition Rights

The amount to be paid upon exercise of each stock acquisition right shall be the amount obtained by multiplying the amount to be paid per share of stock to be issued upon exercise of one stock acquisition right (hereinafter the "Exercise Price") by the number of shares subject to stock acquisition rights. The Exercise Price will be the higher of either the average of the closing prices of the common stock of the Company on the Tokyo Stock Exchange (regular way) on each day (but excluding days on which there was no closing price) of the month immediately preceding the month in which the stock acquisition rights were issued, multiplied by 1.05, with fractions of one yen rounded upward; or the closing price on the day of issuance of said stock acquisition rights (if there is no closing price on said day, then the closing price on the nearest preceding day).

In the event that the Company undertakes a stock split or a reverse stock split of the Company's common stock after the date of issuance of stock acquisition rights, the Exercise Price will be adjusted in accordance with the following formula and any amounts less than one yen resulting from such adjustment will be rounded upward.

$$\text{Exercise Price After Adjustment} = \text{Exercise Price Before Adjustment} \times \frac{1}{\text{the Split (or Reverse Split) Ratio}}$$

In the event that the Company issues new shares or disposes of the treasury stock at the issue price or disposal price below the current market price of its shares of stock (except for issuance or disposal as a result of exercise of stock acquisition rights), the Exercise Price shall be adjusted in accordance with the following formula and any amounts less than one yen resulting from such adjustment will be rounded upward.

$$\text{Exercise Price After Adjustment} = \text{Exercise Price Before Adjustment} \times \frac{\text{Number of Issued Shares} + \dfrac{\text{Number of Newly-issued Shares} \times \text{Amount paid per share}}{\text{Market price per share}}}{\text{Number of Issued Shares} + \text{Number of Newly-issued Shares}}$$

In the above formula, the "Number of Issued Shares" means the total number of shares of common stock of the Company already issued excluding those held by the Company and, in case of disposal of treasury stock, "Number of Newly-issued Shares" shall be read as "Number of Treasury Stock Disposed".

Moreover, if the Company undertakes a merger, if the Company undertakes a spin-off, or in any other case similar thereto where an adjustment of the Exercise Price shall be required, the Company shall undertake such adjustment of Exercise Price as it deems necessary.

(5) Period for Exercise of Stock Acquisition Rights

To be decided by the Board of Directors of the Company, within the period from July 1, 2007 to June 30, 2011.

(6) Terms and Conditions of Exercise of Stock Acquisition Rights

(a) Persons who received allocation of stock acquisition rights (hereinafter the "Option Holder") must, at the time of the exercise of stock acquisition rights, be Directors, Auditors, Executive Officers or Employees of the Company or its domestic subsidiaries or hold equivalent positions thereto; provided, however, that if an event as specified by the Board of Directors of the

Company to concede approval of the exercise of stock acquisition rights by an Option Holder, in light of the purposes of the issue of the stock acquisition rights, exists even after said Option Holder has clearly lost its position due to death, expiration of term of office etc., said Option Holder or its legal successors will be entitled to exercise such stock acquisition rights only for the period determined by the Board of Directors of the Company.

(b) No stock acquisition rights may be exercised until the closing prices of the common stock of the Company on the Tokyo Stock Exchange (regular way) are equal to or exceed the Exercise Price at that time, multiplied by 1.1, with fractions of one hundred yen rounded upward, for five consecutive trading days (but excluding days on which there was no closing price) during the period for exercise of stock acquisition rights.

(c) Other conditions for exercise of the stock acquisition rights shall be determined by the Board of Directors of the Company.

(7) Terms and Conditions of Extinguishment of Stock Acquisition Rights

(a) If an Option Holder or its legal successor becomes unable to exercise the stock acquisition rights as set forth in (6)(a) or (6)(c) hereof, the Company will be entitled to extinguish the relevant stock acquisition rights without consideration.

(b) If an Option Holder or its legal successor waives all or part of the stock acquisition rights, the Company will be entitled to extinguish the relevant stock acquisition rights without consideration.

(c) In the event of a merger of the Company in which the surviving company or the newly-established company does not succeed to the Company's obligations regarding stock acquisition rights, a corporate separation of the Company in which the company established upon corporate separation or the company succeeding the Company's business upon corporate separation does not succeed to the Company's obligations regarding stock acquisition rights, or pursuant to a share transfer or exchange the Company becomes a

subsidiary of another company, the Company will be entitled to extinguish stock acquisition rights issued to Option Holders without consideration.

(d) In the event that the Company acquires stock acquisition rights, the Company will be entitled extinguish stock acquisition rights at any time without consideration.

(8) Restriction on Transfer of Stock Acquisition Rights

Any transfer of stock acquisition rights requires the approval of the Board of Directors of the Company.

(9) Others

Other particulars concerning stock acquisition rights shall be determined by the Board of Directors of the Company.

3. Particulars of the Issue of Stock Acquisition Rights under Stock Option B Plan

(1) Total Number of Stock Acquisition Rights

Not exceeding 200.

The number of shares to be issued upon exercise of one stock acquisition right shall be one hundred shares of stock.

Provided, however, that in the event that the Company undertakes a stock split or a reverse stock split of the common stock, the number of shares subject to stock acquisition rights will be adjusted in accordance with the following formula and any fractions less than one share resulting from such adjustment will be disregarded.

Number of Shares After Adjustment = Number of Shares Before Adjustment X the Split (or Reverse Split) Ratio

Moreover, if the Company undertakes a merger, if the Company undertakes a spin-off, or in any other case similar thereto where an adjustment of the number of shares shall be

required, the Company shall undertake such adjustment of the number of shares as it deems necessary.

(2) Type and Number of Shares Subject to Stock Acquisition Rights

Not exceeding 20,000 shares of the Company's common stock.

Provided, however, that in the event of an adjustment to the number of shares pursuant to the provisions of paragraph (1) hereof, the number of shares to be issued upon exercise of stock acquisition rights shall be adjusted to the figure obtained by multiplying the number of shares after adjustment by the total number of stock acquisition rights.

(3) See Stock Option A Plan.

(4) Amount to be Paid upon Exercise of Stock Acquisition Rights

The amount to be paid upon exercise of each stock acquisition right shall be the amount obtained by multiplying the amount to be paid per share of stock to be issued upon exercise of one stock acquisition right, which is set at one yen, by the number of shares subject to stock acquisition rights.

(5) Period for Exercise of Stock Acquisition Rights

To be decided by the Board of Directors of the Company, within the period from July 1, 2006 to June 30, 2011.

(6) Terms and Conditions of Exercise of Stock Acquisition Rights

(a) Persons who received allocation of stock acquisition rights (hereinafter the "Option Holder") must, at the time of the exercise of stock acquisition rights, be Directors, Auditors, Executive Officers or Employees of the Company or its domestic subsidiaries or hold equivalent positions thereto; provided, however, that if an event as specified by the Board of Directors of the Company to concede approval of the exercise of stock acquisition rights by an Option Holder, in light of the purposes of the issue of the stock acquisition rights, exists even after said Option Holder has clearly lost its

position due to death, expiration of term of office etc., said Option Holder or its legal successors will be entitled to exercise such stock acquisition rights only for the period determined by the Board of Directors of the Company.

(b) Other conditions for exercise of the stock acquisition rights shall be determined by the Board of Directors of the Company.

(7) Terms and Conditions of Extinguishment of Stock Acquisition Rights

(a) If an Option Holder or its legal successor becomes unable to exercise the stock acquisition rights as set forth in (6) hereof, the Company will be entitled to extinguish the relevant stock acquisition rights without consideration.

(b) If an Option Holder or its legal successor waives all or part of the stock acquisition rights, the Company will be entitled to extinguish the relevant stock acquisition rights without consideration.

(c) In the event of a merger of the Company in which the surviving company or the newly-established company does not succeed to the Company's obligations regarding stock acquisition rights, a corporate separation of the Company in which the company established upon corporate separation or the company succeeding the Company's business upon corporate separation does not succeed to the Company's obligations regarding stock acquisition rights, or pursuant to a share transfer or exchange the Company becomes a subsidiary of another company, the Company will be entitled to extinguish stock acquisition rights issued to Option Holders without consideration.

(d) In the event that the Company acquires stock acquisition rights, the Company will be entitled extinguish stock acquisition rights at any time without consideration.

(8) and (9) See Stock Option A Plan.

[Contact]

Mr. Kamioka
Investor Relations Office
Tel: 03-5533-3277
E-mail: ir@nri.co.jp

File No. 82-34673

[Translation]

May 12, 2005

To whom it may concern:

Nomura Research Institute, Ltd.
Akihisa Fujinuma
President, CEO & COO
(TSE First Section Ticker Code No. 4307)

Notice Concerning the Result of Purchase of Treasury Stock
(Purchase of treasury stock pursuant to the provisions of
paragraph 1-2 of Article 211-3 of the Commercial Code)

Notice is hereby provided that the Company has conducted a purchase of treasury stock pursuant to the provisions of paragraph 1-2 of Article 211-3 of the Commercial Code, the details of which is as described below.

As a result of this purchase of treasury stock, the Company has completed the acquisition of treasury stock pursuant to the resolution at the meeting of Board of Directors of the Company held on April 27, 2005.

1. Purchase period:

   From May 6, 2005 to May 11, 2005 (on contractual basis)

2. Number of shares purchased:

   96,900 shares

3. Aggregate amount of acquisition price:

   ¥999,336,000

4. Method of purchase:

   Market buying at the Tokyo Stock Exchange

(For Reference)

1. Matters resolved at the meeting of the Board of Directors held on April 27, 2005

   (1) Type of shares to be acquired:

   Shares of common stock of the Company

   (2) Aggregate number of shares to be acquired:

   Up to 100,000 shares (0.2% of the total number of outstanding shares)

   (3) Aggregate amount of acquisition price of shares to be acquired:

   Up to ¥1,000,000,000

2. Aggregate number and aggregate amount of acquisition price of treasury stock acquired after the date of resolution at the meeting of the Board of Directors (April 27, 2005)

   (1) Aggregate number of shares acquired:

   96,900 shares

   (2) Aggregate amount of acquisition price of shares:

   ¥999,336,000

[Contact]

Mr. Kamioka
Investor Relations Office
Tel: 03-5533-3277
E-mail: ir@nri.co.jp

[Translation]

May 19, 2005

To whom it may concern:

Nomura Research Institute, Ltd.
Akihisa Fujinuma
President, CEO & COO
(TSE First Section Ticker Code No. 4307)

Notice Concerning Details, etc. of Issuance of Stock Options (Stock Acquisition Rights)

Notice concerning details, etc. of issuance of stock acquisition rights as stock options, resolved at the meetings of the Board of Directors of the Company held on June 26, 2002, July 31, 2003 and June 23, 2004, is hereby provided.

Contents

1. Stock options pursuant to the resolution at the meeting of Board of Directors held on June 26, 2002

(1) Date of issuance of stock acquisition rights

June 27, 2002

(2) Total number of stock acquisition rights to be issued

805
(The number of shares to be issued upon exercise of one stock acquisition right shall be one hundred shares of stock)

(3) Type and number of shares subject to stock acquisition rights

80,500 shares of the Company's common stock

(4) Amount to be paid upon exercise of stock acquisition rights

17,913 yen per share

(5) Aggregate issue price of shares issuable upon exercise of stock acquisition rights

1,441,996,500 yen

(6) Portion of the issue price of shares issuable upon exercise of stock acquisition rights to be accounted for as stated capital

8,957 per share

(7) Persons who will receive allocations of stock acquisition rights

Those persons who are Directors and Executive Officers of the Company as well as Directors of the Company's domestic subsidiaries, the total number of which being 43 persons.

(For Reference)

(i) Date of resolution at the meeting of the Board of Directors of the Company for discussion at the Ordinary General Meeting of Shareholders

May 17, 2002

(ii) Date of resolution at the 37th Ordinary General Meeting of Shareholders of the Company

June 26, 2002

2. Stock options pursuant to the resolution at the meeting of Board of Directors held on July 31, 2003

(1) Date of issuance of stock acquisition rights

August 12, 2003

(2) Total number of stock acquisition rights to be issued

830
(The number of shares to be issued upon exercise of one stock acquisition right shall be one hundred shares of stock)

(3) Type and number of shares subject to stock acquisition rights

83,000 shares of the Company's common stock

(4) Amount to be paid upon exercise of stock acquisition rights

10,088 yen per share

(5) Aggregate issue price of shares issuable upon exercise of stock acquisition rights

837,304,000 yen

(6) Portion of the issue price of shares issuable upon exercise of stock acquisition rights to be accounted for as stated capital

5,044 yen per share

(7) Persons who will receive allocations of stock acquisition rights

Those persons who are Directors and Executive Officers of the Company as well as Directors of the Company's domestic subsidiaries, the total number of which being 44 persons.

(For Reference)

(i) Date of resolution at the meeting of the Board of Directors of the Company for discussion at the Ordinary General Meeting of Shareholders

May 16, 2003

(ii) Date of resolution at the 38th Ordinary General Meeting of Shareholders of the Company

June 24, 2003

3. Stock options pursuant to the resolution at the meeting of Board of Directors held on June 23, 2004

(1) Date of issuance of stock acquisition rights

June 24, 2004

(2) Total number of stock acquisition rights to be issued

845
(The number of shares to be issued upon exercise of one stock acquisition right shall be one hundred shares of stock)

(3) Type and number of shares subject to stock acquisition rights

84,500 shares of the Company's common stock

(4) Amount to be paid upon exercise of stock acquisition rights

11,418 yen per share

(5) Aggregate issue price of shares issuable upon exercise of stock acquisition rights

964,821,000 yen

(6) Portion of the issue price of shares issuable upon exercise of stock acquisition rights to be accounted for as stated capital

5,709 yen per share

(7) Persons who will receive allocations of stock acquisition rights

Those persons who are Directors, Executive Officers and Employees (treated as officers) of the Company as well as Directors of the Company's domestic subsidiaries, the total number of which being 46 persons.

(For Reference)

(i) Date of resolution at the meeting of the Board of Directors of the Company for discussion at the Ordinary General Meeting of Shareholders

May 17, 2004

(ii) Date of resolution at the 39th Ordinary General Meeting of Shareholders of the Company

June 23, 2004

[Contact]

Mr. Kamioka
Investor Relations Office
Tel: 03-5533-3277
E-mail: ir@nri.co.jp

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

Report of Change in Substantial Shareholding

Reports of Change in Substantial Shareholding concerning change in shareholding ratio of the Company with respect to shares of NIWS Co., Ltd. and NETMARKS Inc. have been submitted to the Director of the Kanto Local Finance Bureau through EDINET (Electronic Disclosure for Investors' Network) on March 3, 2005 and March 17, 2005, respectively. A report of change in substantial shareholding is required under the Securities and Exchange Law to be filed with the relevant Local Finance Bureau in connection with any change in substantial shareholding by a Japanese company. Such report is available for public inspection through EDINET and at the Tokyo Stock Exchange, Inc. for a certain period.

Extraordinary Report

An Extraordinary Report dated April 1, 2005 regarding change in principal shareholder, prepared in accordance with paragraph 4 of Article 24-5 of the Securities and Exchange Law and paragraph 2-4 of Article 19 of the Ministerial Ordinance Concerning Disclosure of Corporate Information, Etc. has been submitted to the Director of the Kanto Local Finance Bureau through EDINET. The extraordinary report is available for public inspection through EDINET and at the Tokyo Stock Exchange, Inc. and the main and Osaka offices of NRI for a certain period.

Report on State of Purchase of Own Shares

A Report on State of Purchase of Own Shares prepared in accordance with paragraph 1 of Article 24-6 of the Securities and Exchange Law has been submitted to the Director of the Kanto Local Finance Bureau through EDINET on May 13, 2005. Such report is available for public inspection through EDINET and at the Tokyo Stock Exchange, Inc. and the main and Osaka offices of NRI for a certain period.